UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NuStar Energy L.P.

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

67058H102

(CUSIP Number)

William E. Greehey

19003 IH-10 West

San Antonio, Texas 78257

(210) 918-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 67058H102	Page 2 of 6 Pages

1.	Names of Reporting Persons. William E. Greehey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 8,941,344 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,941,344 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,953,485 (1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4% (3)
14.	Type of Reporting Person: IN

(1)	This number includes 212,238 Common Units owned by WLG Holdings, LLC, a Texas limited liability company of which the Reporting Person is the sole Manager and over whose Common Units the Reporting Person retains sole voting and dispositive power.
(2)	Includes 12,141 Common Units subject to restrictions. Of these restricted Common Units: 5,523 Units vest on November 16, 2018; 4,019 Units vest on November 16, 2019; and 2,599 Units vest on November 16, 2020.
(3)	This percentage is based on a total of 106,593,041 Common Units expected to be outstanding after the Merger (as defined in Item 4 herein).

SCHEDULE 13D

CUSIP NO. 67058H102	Page 3 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by William E. Greehey (the “Reporting Person”), pursuant to §240.13d-1(a), with respect to the common units representing limited partner interests (the “Common Units”) of NuStar Energy L.P., a Delaware limited partnership (the “Company”), which has its principal executive offices at 19003 IH-10 West, San Antonio, Texas 78257.

Item 2.	Identity and Background

(a)    The name of the Reporting Person is William E. Greehey.

(b)    The Reporting Person’s address is 19003 IH-10 West, San Antonio, Texas 78257.

(c)    The Reporting Person serves as Chairman of the Company’s Board of Directors (the “Board”). The principal address of the Company is 19003 IH-10 West, San Antonio, Texas 78257.

(d)    During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person initially acquired the Common Units reported herein on June 15, 2001. Since his initial acquisition of Common Units, the Reporting Person has acquired additional Common Units, including by purchase and by grant, and has disposed of Common Units, including by gift and by tax withholding in connection with the vesting of restricted Common Units. Additional details related to the Reporting Person’s acquisitions and dispositions of Common Units are available in Forms 4 filed by the Reporting Person for the Company. The Reporting Person used personal funds to pay for the Common Units he purchased. No borrowed funds were used to purchase the Common Units.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

On July 20, 2018, the previously-announced merger (the “Merger”) of Marshall Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, with NuStar GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”) was consummated, with GP Holdings being the surviving entity. As a result of the Merger, the Company became the sole member of GP Holdings.

At the effective time of the Merger on July 20, 2018, each unit representing limited liability company interests (the “LLC Units”) of GP Holdings, other than LLC Units held by GP Holdings or its subsidiaries, was converted into the right to receive 0.55 of a Common Unit. Once converted, all LLC Units ceased to be outstanding and were automatically cancelled and no longer exist. No fractional Common Units were issued in the Merger; instead, each holder of LLC Units otherwise entitled to receive a fractional Common Unit received cash in lieu of such fractional Common Unit. Furthermore, the 10,214,626 Common Units then-owned by subsidiaries of GP Holdings were cancelled by the Company and ceased to exist.

SCHEDULE 13D

CUSIP NO. 67058H102	Page 4 of 6 Pages

Prior to the Merger, the Reporting Person held 3,893,269 Common Units, 6,336 restricted Common Units, 9,178,320 LLC Units, and 10,558 restricted LLC Units. In connection with the Merger, the Reporting Person acquired 5,048,075 Common Units in exchange for his 9,178,320 LLC Units and acquired 5,805 restricted Common Units in exchange for his 10,558 restricted LLC Units. As a result of the Merger, the Reporting Person beneficially owns a total of 8,953,485 Common Units, including 12,141 restricted Common Units.

The Reporting Person has served as Chairman of the Board since January 2002. He was also Chairman of GP Holdings’ board of directors since March 2006.

The Reporting Person acquired the Common Units reported herein solely for the purpose of investment. The Reporting Person may make additional purchases or sales of Common Units, either in the open market or in private transactions, depending on the Company’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments. Also, consistent with his investment intent, the Reporting Person may engage in communications with, without limitation, one or more unitholders of the Company, one or more officers of the Company and/or one or more other members of the Board regarding the Company, including but not limited to its operations, governance and control.

Item 5.	Interest in Securities of the Issuer

(a) The beneficial ownership percentages reported herein are based on a total of 106,593,041 Common Units expected to be outstanding after the Merger, which was calculated as follows: (1) 93,183,445 Common Units reported as outstanding as of June 22, 2018; plus (2) 23,624,222 new Common Units the Company expected to issue in connection with the Merger; minus (3) 10,214,626 Common Units previously owned by subsidiaries of GP Holdings that were cancelled by the Company in connection with the Merger, each as reported in the Company’s prospectus filed on June 25, 2018.

The Reporting Person is deemed to be the beneficial owner of 8,953,485 Common Units, which represents approximately 8.4% of the total Common Units expected to be outstanding upon consummation of the Merger. This amount includes 212,238 Common Units owned by WLG Holdings, LLC, a limited liability company of which the Reporting Person is the sole Manager and over whose Common Units the Reporting Person retains sole voting and dispositive power. The above amount also includes 12,141 Common Units of the Company held by the Reporting Person that are subject to restrictions. Of these restricted Common Units: 5,523 Units vest on November 16, 2018; 4,019 Units vest on November 16, 2019; and 2,599 Units vest on November 16, 2020.

(b) The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition over, 8,941,344 Common Units. This amount excludes the 12,141 Common Units of the Company held by the Reporting Person that are subject to restrictions.

(c) The response to Item 4 is incorporated by reference herein. In addition, on June 26, 2018, the Reporting Persons purchased 413,736 Units at a price of $24.17 per Unit directly from the Company in a private placement. Except as described herein, there have been no other transactions in the Common Units by the Reporting Person in the past 60 days.

(d) The Reporting Person has the right to receive distributions from, the power to direct the receipt of distributions from and the right to receive the proceeds from the sale of the Common Units owned by such person and reflected on this Schedule 13D.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

SCHEDULE 13D

CUSIP NO. 67058H102	Page 5 of 6 Pages

In connection with his service as a director of the Company, the Reporting Person receives annual grants of restricted Common Units. The restricted Common Units are phantom units that represent the right to receive Common Units upon vesting and are granted in tandem with an equal number of distribution equivalent rights. The restricted Common Units vest annually in equal increments over a three-year period starting on the one-year anniversary of grant date. Restricted Common Units are granted pursuant to a Restricted Unit Award Agreement, the form of which is attached hereto as Exhibit A and is incorporated herein by reference. As of the date hereof, the Reporting Person currently holds 12,141 restricted Common Units.

On June 26, 2018, the Reporting Person entered into a Purchase Agreement with the Company (the “Purchase Agreement”) pursuant to which the Company issued and sold to the Reporting Person in a private placement $10.0 million of Common Units. Pursuant to the Purchase Agreement, the Reporting Person acquired 413,736 Common Units at a price of $24.17 per Common Unit directly from the Company. The issuance and sale of the Common Units pursuant to the Purchase Agreement closed on June 29, 2018. The Purchase Agreement contains customary representations, warranties and covenants of the Partnership and the Reporting Person. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Purchase Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Form of Non-employee Director Restricted Unit Award Agreement under the NuStar GP, LLC Fifth Amended and Restated 2000 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.31 to NuStar Energy L.P.’s Annual Report on Form 10-K for year ended December 31, 2016)

Exhibit B	Purchase Agreement, dated as of June 26, 2018, by and between NuStar Energy L.P. and William E. Greehey (incorporated by reference to Exhibit 10.2 to NuStar Energy L.P.’s Current Report on Form 8-K filed June 29, 2018)

SCHEDULE 13D

CUSIP NO. 67058H102	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2018

WILLIAM E. GREEHEY

/s/ William E. Greehey
William E. Greehey